SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 05, 2010

Date, time and place: May 05, 2010, at 05:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). Attendance: all the members of the Board of Directors of the Company. Presiding Board: Mr. Constantino de Oliveira Junior, as chairman of the meeting, invited me, Henrique Constantino, to be the secretary of the meeting. Call: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To resolve on: (a) the introduction of the Company’s committees; (b) approval of the Financial Statements of the Company relating to the first quarter of 2010, with the special review by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”); (c) confirmation of the increase of the capital stock of the Company, as a result of the exercise of the stock purchase option, in accordance with the Company’s Stock Purchase Option Plan, approved on December 09, 2004, as amended (“Stock Option Plan”); (d) partial confirmation of the increase of the capital stock of the Company, pursuant to the resolution taken by the Board of Directors on 03.11.2010 (“RCA 03.11.2010”). Resolutions taken: After necessary clarifications and detailed review of the Financial Statements and other documents referring to the matters of the agenda, and taking into consideration the recommendation of the Audit Committee, the following resolutions were adopted by unanimous vote: (a) introduction of the Company’s Committees: Audit Committee, People Management and Corporate Governance Committee, Financial and Risk Policy Committee, which presented the activities carried out up to this date, as well as the projects to be implemented in 2010; (b) the Financial Statements of the Company for the first quarter of 2010. Thus, the Financial Statements, duly approved and initialed by the Presiding Board, will have a copy filed with the head-office and shall be disclosed within the statutory term; (c) confirmation of the increase of the capital stock of the Company, up to the limit of the authorized capital, in the amount of eighty-one thousand, six hundred and seventy-three reais and fifty cents (R$81,673.50), upon issue of seven thousand seven hundred and fifty (7,750) preferred shares, all of them registered and without face value, arising out of the exercise of the stock purchase option granted under the scope of the Stock Option Plan. In consequence, the capital stock of the Company is now two billion, one hundred and ninety-five million, two hundred and sixty-four thousand, three hundred and twenty-five reais and nineteen cents (R$ 2,195,264,325.19), represented by one hundred and thirty-three million, one hundred and ninety-nine thousand, six hundred and fifty-eight (133,199,658) common shares and one hundred and thirty-two million, one hundred and forty-seven thousand, seven hundred and ninety-two (132,147,792) preferred shares, all of them registered and without face value. The shares now issued are identical to the already existing shares and the holders thereof will be entitled to the same rights attached to the other shares of the same type, including receipt of dividends and interest on own capital: (i) approved the exclusion of the preemptive rights of the current shareholders of the Company in the subscription of the new preferred shares is approved, in conformity with the provisions in Article 171, paragraph three, of the Corporate Law; and (ii) the total issue price is fixed at eighty-one thousand, six hundred and seventy-three reais and fifty cents (R$81,673.50);

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(d) by reason of the increase of the capital stock of the Company, pursuant to the RCA 03.11.2010, at which the resolution to issue 7,622,584 shares of the Company was taken, with the legal term for the exercise of the preemptive right and other rights granted to the shareholders having elapsed, 4,883,756 shares were subscribed, of which 3,833,076 are common shares and 1,050,680 are preferred shares, in the total value of R$119,065,971.28, the issue price of which was fixed at R$ 24.38 per share, pursuant to the terms and conditions provided for in the RCA 03.11.2010. Consequently, the partial confirmation of the referred increase of the capital stock is approved, with the capital stock of the Company now being, already considering the confirmation contained in item “c” above, two billion, three hundred and fourteen million, three hundred and thirty thousand, two hundred and ninety-six reais and forty-seven cents (R$ 2,314,330,296.47), representing two hundred and seventy million, two hundred and thirty-one thousand, two hundred and six (270,231,206) shares of the Company, of which one hundred and thirty-seven million, thirty-two thousand, seven hundred and thirty-four (137,032,734) are common shares and one hundred and thirty-three million, one hundred and ninety-eight thousand, four hundred and seventy-two (133,198,472) are preferred shares. The shares now issued are identical to the already existing shares and the holders thereof will be entitled to the same rights attached to the other shares of the same type, including receipt of dividends and interest on own capital. Drawing-up and Reading of the Minutes: After the floor was offered to anyone who might intend to make use of it, and as no one did so, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, these minutes were read and checked by those attending the meeting, who signed the document. I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper book.

São Paulo, May 05, 2010.

Constantino de Oliveira Jr.	Henrique Constantino
Chairman	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:May 6, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.